FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	January	……………………………………………… ,	2021

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	January 28, 2021	By....../s/.......... Sachiho Tanino.............
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	RESULTS FOR THE FOURTH QUARTER AND THE FISCAL YEAR ENDED DECEMBER 31, 2020

CONSOLIDATED RESULTS FOR THE FOURTH QUARTER

AND THE FISCAL YEAR ENDED DECEMBER 31, 2020

January 28, 2021

CONSOLIDATED RESULTS

		(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projected
	Year ended December 31, 2020	Year ended December 31, 2019	Change(%)		Year ended December 31, 2020	Year ending December 31, 2021	Change(%)

Net sales	¥3,160,243	¥3,593,299	-	12.1	$30,386,952	¥3,400,000	+	7.6
Operating profit	110,547	174,420	-	36.6	1,062,952	158,500	+	43.4
Income before income taxes	130,280	195,493	-	33.4	1,252,692	176,500	+	35.5
Net income attributable to Canon Inc.	¥83,318	¥124,964	-	33.3	$801,135	¥115,000	+	38.0

Net income attributable to Canon Inc. shareholders per share:

- Basic	¥79.37	¥116.79	-	32.0	$0.76	¥109.98	+	38.6
- Diluted	79.35	116.77	-	32.0	0.76	109.95	+	38.6

	Actual
	As of December 31, 2020	As of December 31, 2019	Change(%)		As of December 31, 2020
Total assets	¥4,625,614	¥4,771,918	-	3.1	$44,477,058

Canon Inc. shareholders’ equity	¥2,575,031	¥2,685,496	-	4.1	$24,759,913

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	U.S. dollar amounts are translated from yen at the rate of JPY104=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 30, 2020, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2020 in Review

Looking back at 2020, the global economy fell significantly with no signs of controlling the spread of infections, although the balanced measures to curb infections and expand economic activities were implemented around the world amid the global coronavirus (“COVID-19”) pandemic. In the U.S., despite a record decline in consumption caused by movement restrictions implemented in the first half of the year, the economy gradually recovered in the second half of the year while repeating deregulation and tighter regulations of economic activities. In Europe, the consumption headed toward a recovery phase resulting from the easing of large-scale lockdowns and night curfews that were enacted in each country from March. The European economy, however, continued to slow down due to restrictions on economic activities being reinstated due to a resurgence of infections. In China, economic recovery has accelerated mainly through domestic demand and exports resulting from a rapid resumption of economic activities. Even in other emerging markets, despite restrictions on movement and economic activities in some countries, economies showed signs of recovery resulting from gradual resumption of economic activities amid the COVID-19 pandemic. In Japan, the recovery trend continued due to the resumption of economic activities and the easing of voluntary restrictions after the lifting of the State of Emergency, although infections began to rise again in November.

Amid these conditions, the markets in which Canon operates were greatly affected by the spread of COVID-19. For office multifunction devices (MFDs) and laser printers, demand for both monochrome and color models declined due to insufficient recovery of corporate activities in the spread of COVID-19. For cameras, despite a significant decline in demand due to the impact of COVID-19, demand headed toward an improvement phase due to a recovery in consumption in the second half of the year. For inkjet printers, the pace of recovery gradually increased in some emerging countries in the second half of the year, in addition to developed countries and China, where demand for products were solid due to a rise in remote working and education. For medical equipment, although restrictions on sales activities to medical institutions in the first half of the year due to the impact of COVID-19 were eased in the second half of the year, sales activities were nonetheless affected by the prolonged impact of COVID-19. For industrial equipment, demand for both FPD (Flat Panel Display) lithography equipment and semiconductor lithography equipment remained solid.

The average value of the yen for the year was ¥106.68 against the U.S. dollar, a year-on-year appreciation of approximately ¥2, and ¥122.07 against the euro, the same level as the previous year.

In 2020, sales of MFDs for the office and production printing market both decreased, although they showed signs of recovery since the second half of the year. Unit sales of laser printers, both monochrome and color models, were below those of the previous year. Sales of services and consumables also declined resulting from the moderate recovery in customers’ print volumes after cancellation of office closures in response to the spread of COVID-19 and the resumption of corporate activities. For interchangeable-lens digital cameras, although unit sales were below those of the previous year, sales were better than expected in the second half of the year due to strong sales of the EOS R5 and EOS R6 full-frame mirrorless cameras. As for inkjet printers, unit sales, including refillable ink tank models, were significantly above those of the previous year due to the recovery in demand in some emerging countries on top of demand for remote working and education in developed countries and China. In medical equipment, amid the postponement of installation and restrictions on sales activities, sales were slightly below those of the previous year, as a result of capturing demand for equipment supplies to medical institutions supported by the government of each country. For industrial equipment, despite solid demand for semiconductor lithography equipment for memory devices, and for organic LED (OLED) panel manufacturing equipment, sales for FPD lithography equipment decreased compared with those of the previous year as a result of postponement of installation due to the impact of COVID-19. As for network cameras, which are being used in a growing range of applications and where the market is growing, sales increased slightly from those of the previous year due to a moderate recovery in sales activities.

Under these conditions, net sales for the year decreased by 12.1% year-on-year to ¥3,160.2 billion. Gross profit as a percentage of net sales decreased by 1.3 points to 43.5%. Gross profit for the year decreased by 14.5% year-on-year to ¥1,375.9 billion. Operating expenses decreased by 11.9% year-on-year to ¥1,265.3 billion, due to the further promotion of efficiency for expenses throughout the entire Group. As a result, although operating profit decreased by 36.6% year-on-year to ¥110.5 billion, it exceeded the prediction which had been revised upward in the most recent forecast. Other income (deductions) decreased by ¥1.3 billion to ¥19.7 billion, mainly due to decrease of interest and dividend income, while income before income taxes decreased by 33.4% year on year to ¥130.3 billion and net income attributable to Canon Inc. decreased by 33.3% year on year to ¥83.3 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥79.37 for the year, a year-on-year decrease of ¥37.42.

Results by Segment

Looking at Canon’s full year performance by business unit, in the Office Business Unit, although sales of the new imageRUNNER ADVANCE DX series were strong, unit sales of MFDs for the office and the production printing market were below those of the previous year reflecting such factors as the moderate recovery in business negotiations following the resumption of in-office work. As for laser printers, unit sales of both monochrome and color models were below those of the previous year resulting from the continued economic slowdown caused by the COVID-19 pandemic. Sales of services and consumables also declined as a result of a moderate recovery in customers’ print volumes after the resumption of corporate activities. These factors resulted in total sales for the business unit of ¥1,440.2 billion, a year-on-year decrease of 17.8%, while income before income taxes decreased by 49.3% year-on-year to ¥86.5 billion.

As for the Imaging System Business Unit, although unit sales of interchangeable-lens digital cameras were below those of the previous year as the market continued to shrink and, the decline of the demand caused by COVID-19, the shift to mirrorless models accelerated, particularly for full-frame mirrorless models, due to the introduction of the new EOS R5 and EOS R6. As for inkjet printers, sales of printers and consumables increased significantly from the previous year as a result of capturing the recovered demand in some emerging countries as well as the demand for remote working and education in developed countries and China. These factors resulted in total sales for the business unit of ¥712.2 billion, a year-on-year decrease of 11.8%, while income before income taxes increased by 43.1% year-on-year to ¥71.1 billion thanks to improvements in profitability due to the effect of new products.

Within the Medical System Business Unit, although COVID-19 caused delay of installation of the large equipment and business negotiation, the demand of Computed tomography (CT) systems for the diagnosis of pneumonia and Diagnostic X-ray systems was captured with the support to emergency medical system maintenance and financial support for medical institutions from governments of each country. These factors resulted in total sales for the business unit of ¥436.1 billion, a year-on-year decrease of 0.6%, while income before income taxes decreased by 6.4% year-on-year to ¥25.5 billion.

As for the Industry & Others Business Unit, regarding semiconductor lithography equipment, demand for memory devices remained solid. As a result, unit sales were significantly above those of the previous year. In OLED panel manufacturing equipment, sales increased due to the resumption of installation work after the easing of COVID-19 travel restrictions. In FPD lithography equipment, although the installation work after the gradual easing of travel restrictions were resumed, unit sales were below those of the previous year. Despite the negative impact of COVID-19, sales for network cameras slightly increased as a result of strengthened sales activities based on diversified applications made possible by video analysis for such purposes as remote monitoring and monitoring of crowded and confined, as well as conventional market needs including crime prevention and disaster monitoring tools. These factors resulted in total sales for the business unit of ¥654.8 billion, a year-on-year decrease of 4.9%, while income before income taxes totaled ¥14.3 billion, a year-on-year decrease of 26.3%.

Cash Flow

During 2020, cash flow from operating activities slightly decreased by ¥24.7 billion year-on-year to ¥333.8 billion due to improvements to working capital, despite a sharp decrease in profit. Cash flow used in investing activities was restrained by ¥73.1 billion year-on-year to ¥155.4 billion mainly due to a decrease of investment in production equipment. Accordingly, free cash flow totaled positive ¥178.4 billion, an increase of ¥48.5 billion compared with those of the previous year.

Cash flow from financing activities recorded an outlay of ¥183.4 billion mainly arising from dividend payments and acquisition of treasury stock.

Owing to these factors, as well as the impact from foreign currency exchange adjustments, cash and cash equivalents decreased by ¥5.1 billion to ¥407.7 billion from the end of the previous year.

Outlook

As for the outlook for 2021, the growing availability of COVID-19 vaccinations means that vaccination programs will gradually be launched around the world. However, it is thought that it will take time to see a full-scale recovery in global economic activities through balanced measures to curb infections and expand economic activities. In Japan, a second State of Emergency was declared some regions, causing concerns about potential effects on the economy. In addition, prospects also remain uncertain throughout the world. However, the pace of the world economy is expected to recover moderately with the various economic measures and fiscal policies in each country and region over the long term.

In the markets in which Canon operates, for office MFDs, demand for the imageRUNNER ADVANCE DX series with advanced scan functions and cloud functionality is expected to increase and print volumes are expected to recover. For laser printers, demand is also expected to increase due to signs of recovery of operating conditions in office. As for interchangeable-lens digital cameras, although the overall market is expected to continue to shrink, sales promotion efforts will be strengthened amid the shift to mirrorless and the product mix will be improved. As for inkjet printers, demand is expected to remain solid due to the increase of print volumes while remote working and education needs remain stable due to the risk of additional infections. As for the medical equipment market, demand is expected to remain at around the same level as the previous year due to the risk of additional COVID-19 infections. For semiconductor lithography equipment, while demand for memory devices is expected to remain firm, demand for image sensors and automotive devices is expected to continue to increase. For FPD lithography equipment and OLED panel manufacturing equipment, demand will remain solid as panel manufacturers are expected to increase capital investments. As for network cameras, the market is also expected to trend towards expansion due to increasing demand for high-resolution cameras and the video analysis solutions that require them.

With regard to currency exchange rates on which Canon bases its performance outlook, Canon anticipates exchange rates of ¥105 to the U.S. dollar and ¥120 to the euro, representing appreciation of approximately ¥2 against both the U.S. dollar and the euro.

Upon taking into consideration the current economic forecast and the aforementioned currency exchange rates, Canon projects full-year consolidated net sales of ¥3,400.0 billion, a year-on-year increase of 7.6%; operating profit of ¥158.5 billion, a year-on-year increase of 43.4%; income before income taxes of ¥176.5 billion, a year-on-year increase of 35.5%; and net income attributable to Canon Inc. of ¥115.0 billion, a year-on-year increase of 38.0%.

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

II. Basic Concept Regarding the Selection of Accounting Standards

Canon is listed on the New York Stock Exchange and, since registering its American Depositary Receipts on the OTC (over-the-counter) market in 1969, has prepared its consolidated financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”) over the long term.

Canon has continued to adopt U.S. GAAP in order to maintain the continuity of financial statements from the past and to maintain international comparability.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

III. Financial Statements

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of December 31, 2020	As of December 31, 2019	Change
ASSETS
Current assets:
Cash and cash equivalents	407,684	412,814	(5,130)
Short-term investments	71	1,767	(1,696)
Trade receivables, net	535,126	559,836	(24,710)
Inventories	562,807	584,756	(21,949)
Prepaid expenses and other current assets	283,455	286,792	(3,337)

Total current assets	1,789,143	1,845,965	(56,822)
Noncurrent receivables	17,276	17,135	141
Investments	49,994	48,361	1,633
Property, plant and equipment, net	1,037,680	1,089,671	(51,991)
Operating lease right-of-use assets	107,361	114,418	(7,057)
Intangible assets, net	318,497	347,921	(29,424)
Goodwill	915,564	898,661	16,903
Other assets	390,099	409,786	(19,687)

Total assets	4,625,614	4,771,918	(146,304)

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	392,235	42,034	350,201
Trade payables	303,809	305,312	(1,503)
Accrued income taxes	18,761	18,801	(40)
Accrued expenses	317,716	336,396	(18,680)
Current operating lease liabilities	32,307	31,884	423
Other current liabilities	261,361	237,576	23,785

Total current liabilities	1,326,189	972,003	354,186
Long-term debt, excluding current installments	4,834	357,340	(352,506)
Accrued pension and severance cost	345,897	368,507	(22,610)
Noncurrent operating lease liabilities	76,796	83,688	(6,892)
Other noncurrent liabilities	87,857	106,400	(18,543)

Total liabilities	1,841,573	1,887,938	(46,365)

Equity:
Canon Inc. shareholders’ equity:
Common stock	174,762	174,762	-
Additional paid-in capital	404,620	405,017	(397)
Legal reserve	69,436	67,572	1,864
Retained earnings	3,409,371	3,455,083	(45,712)
Accumulated other comprehensive income (loss)	(324,789)	(308,442)	(16,347)
Treasury stock, at cost	(1,158,369)	(1,108,496)	(49,873)

Total Canon Inc. shareholders’ equity	2,575,031	2,685,496	(110,465)
Noncontrolling interests	209,010	198,484	10,526

Total equity	2,784,041	2,883,980	(99,939)

Total liabilities and equity	4,625,614	4,771,918	(146,304)

	Millions of yen
	As of December 31, 2020	As of December 31, 2019
Notes:
1. Allowance for doubtful receivables	11,645	10,359
2. Accumulated depreciation	2,770,106	2,727,189
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(113,646)	(96,282)
Net gains and losses on derivative instruments	100	(887)
Pension liability adjustments	(211,243)	(211,273)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income
Results for the fourth quarter	Millions of yen
	Three months ended December 31, 2020	Three months ended December 31, 2019	Change(%)
Net sales	945,735	953,469	-	0.8
Cost of sales	531,421	530,074

Gross profit	414,314	423,395	-	2.1
Operating expenses:
Selling, general and administrative expenses	265,505	294,659
Research and development expenses	72,576	76,314

	338,081	370,973

Operating profit	76,233	52,422	+	45.4
Other income (deductions):
Interest and dividend income	641	1,260
Interest expense	(260)	(227)
Other, net	3,570	(2,174)

	3,951	(1,141)

Income before income taxes	80,184	51,281	+	56.4
Income taxes	22,385	14,814

Consolidated net income	57,799	36,467
Less: Net income attributable to noncontrolling interests	4,210	3,852

Net income attributable to Canon Inc.	53,589	32,615	+	64.3

Results for the fiscal year	Millions of yen
	Year ended December 31, 2020	Year ended December 31, 2019	Change(%)
Net sales	3,160,243	3,593,299	-	12.1
Cost of sales	1,784,375	1,983,266

Gross profit	1,375,868	1,610,033	-	14.5
Operating expenses:
Selling, general and administrative expenses	993,009	1,137,110
Research and development expenses	272,312	298,503

	1,265,321	1,435,613

Operating profit	110,547	174,420	-	36.6
Other income (deductions):
Interest and dividend income	2,923	5,526
Interest expense	(854)	(1,038)
Other, net	17,664	16,585

	19,733	21,073

Income before income taxes	130,280	195,493	-	33.4
Income taxes	34,337	56,146

Consolidated net income	95,943	139,347
Less: Net income attributable to noncontrolling interests	12,625	14,383

Net income attributable to Canon Inc.	83,318	124,964	-	33.3

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Consolidated statements of comprehensive income

Results for the fourth quarter	Millions of yen
	Three months ended December 31, 2020	Three months ended December 31, 2019	Change(%)

Consolidated net income	57,799	36,467	+	58.5
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	18,979	54,046
Net gains and losses on derivative instruments	412	(763)
Pension liability adjustments	9,900	(7,157)

	29,291	46,126

Comprehensive income (loss)	87,090	82,593	+	5.4
Less: Comprehensive income attributable to noncontrolling interests	5,143	5,897

Comprehensive income (loss) attributable to Canon Inc.	81,947	76,696	+	6.8

Results for the fiscal year	Millions of yen
	Year ended December 31, 2020	Year ended December 31, 2019	Change(%)

Consolidated net income	95,943	139,347	-	31.1
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(17,354)	(32,157)
Net gains and losses on derivative instruments	970	(1,068)
Pension liability adjustments	1,382	(3,630)

	(15,002)	(36,855)

Comprehensive income (loss)	80,941	102,492	-	21.0
Less: Comprehensive income attributable to noncontrolling interests	13,961	16,353

Comprehensive income (loss) attributable to Canon Inc.	66,980	86,139	-	22.2

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3. DETAILS OF SALES

Results for the fourth quarter	Millions of yen
Sales by business unit	Three months ended December 31, 2020	Three months ended December 31, 2019	Change(%)
Office	399,186	447,009	-	10.7
Imaging System	233,434	237,237	-	1.6
Medical System	122,752	110,025	+	11.6
Industry and Others	215,112	181,224	+	18.7
Eliminations	(24,749)	(22,026)		-

Total	945,735	953,469	-	0.8

	Millions of yen
Sales by region	Three months ended December 31, 2020	Three months ended December 31, 2019	Change(%)
Japan	221,517	214,612	+	3.2
Overseas:
Americas	251,752	283,243	-	11.1
Europe	241,454	243,858	-	1.0
Asia and Oceania	231,012	211,756	+	9.1

	724,218	738,857	-	2.0

Total	945,735	953,469	-	0.8

Results for the fiscal year	Millions of yen
Sales by business unit	Year ended December 31, 2020	Year ended December 31, 2019	Change(%)
Office	1,440,212	1,752,107	-	17.8
Imaging System	712,238	807,414	-	11.8
Medical System	436,074	438,525	-	0.6
Industry and Others	654,813	688,433	-	4.9
Eliminations	(83,094)	(93,180)		-

Total	3,160,243	3,593,299	-	12.1

	Millions of yen
Sales by region	Year ended December 31, 2020	Year ended December 31, 2019	Change(%)
Japan	806,305	872,534	-	7.6
Overseas:
Americas	852,451	1,029,078	-	17.2
Europe	795,616	882,480	-	9.8
Asia and Oceania	705,871	809,207	-	12.8

	2,353,938	2,720,765	-	13.5

Total	3,160,243	3,593,299	-	12.1

*Based on the realignment of Canon’s internal reporting and management structure, from the beginning of the first quarter of 2020, Canon has reclassified certain businesses from the Industry and Others Business Unit to the Office Business Unit. Operating results for the three months ended December 31, 2019 and the year ended December 31, 2019 also have been restated.

Notes:	1.

 The primary products included in each of the segments are as follows:

Office Business Unit:

Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) / Laser printers / Digital continuous feed presses /

Digital sheet-fed presses / Wide-format printers / Document solutions

Imaging System Business Unit:

Interchangeable-lens digital cameras / Digital compact cameras / Interchangeable lenses /

Compact photo printers / Inkjet printers / Large format inkjet printers / Commercial photo printers /

Image scanners / Calculators

Medical System Business Unit:

Digital radiography systems / Diagnostic X-ray systems / Computed tomography (CT) systems /

Magnetic resonance imaging (MRI) systems / Diagnostic ultrasound systems / Clinical chemistry analyzers / Ophthalmic equipment

Industry and Others Business Unit:

Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / Vacuum thin-film deposition equipment /

Organic LED (OLED) panel manufacturing equipment / Die bonders /

Network cameras / Digital camcorders / Digital cinema cameras / Multimedia projectors / Broadcast equipment /

Micromotors / Handy terminals / Document scanners

2.

 The principal countries and regions included in each regional category are as follows:

Americas: United States of America, Canada, Latin America

Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4. CONSOLIDATED STATEMENTS OF EQUITY

Millions of yen

	Common Stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Noncontrolling interests	Total equity
Balance at December 31, 2018	174,762	404,389	67,116	3,501,950	(269,071)	(1,058,502)	2,820,644	189,501	3,010,145

Cumulative effects of accounting standard update—adoption of ASU No. 2017-12				122	(122)		-	-	-
Equity transactions with noncontrolling interests and other		641			(424)		217	(1,813)	(1,596)
Dividends to Canon Inc. shareholders				(171,487)			(171,487)		(171,487)
Dividends to noncontrolling interests								(5,557)	(5,557)
Transfers to legal reserve			456	(456)			-		-
Comprehensive income:

Net income				124,964			124,964	14,383	139,347
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments					(32,043)		(32,043)	(114)	(32,157)
Net gains and losses on derivative instruments					(1,073)		(1,073)	5	(1,068)
Pension liability adjustments					(5,709)		(5,709)	2,079	(3,630)
Total comprehensive income (loss)							86,139	16,353	102,492

Repurchases of treasury stock						(50,015)	(50,015)		(50,015)
Reissuance of treasury stock		(13)		(10)		21	(2)		(2)
Balance at December 31, 2019	174,762	405,017	67,572	3,455,083	(308,442)	(1,108,496)	2,685,496	198,484	2,883,980

Cumulative effects of accounting standard update—adoption of ASU No. 2016-13				(159)			(159)	-	(159)
Equity transactions with noncontrolling interests and other		(316)			(9)	(15)	(340)	1,091	751
Dividends to Canon Inc. shareholders				(126,938)			(126,938)		(126,938)
Dividends to noncontrolling interests								(4,526)	(4,526)
Transfers to legal reserve			1,864	(1,864)			-		-

Comprehensive income:
Net income				83,318			83,318	12,625	95,943
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments					(17,355)		(17,355)	1	(17,354)
Net gains and losses on derivative instruments					987		987	(17)	970
Pension liability adjustments					30		30	1,352	1,382
Total comprehensive income (loss)							66,980	13,961	80,941

Repurchases of treasury stock						(50,008)	(50,008)		(50,008)
Reissuance of treasury stock		(81)		(69)		150	0		0
Balance at December 31, 2020	174,762	404,620	69,436	3,409,371	(324,789)	(1,158,369)	2,575,031	209,010	2,784,041

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Year ended December 31, 2020	Year ended December 31, 2019
Cash flows from operating activities:
Consolidated net income	95,943	139,347
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	227,825	237,327
Loss on disposal of fixed assets	4,326	5,991
Deferred income taxes	(15,542)	(6,523)
Decrease in trade receivables	15,120	43,504
Decrease in inventories	16,075	19,895
Decrease in trade payables	(4,636)	(35,509)
Increase (decrease) in accrued income taxes	43	(22,279)
(Decrease) increase in accrued expenses	(16,413)	9,738
Decrease in accrued (prepaid) pension and severance cost	(16,601)	(13,722)
Other, net	27,665	(19,308)

Net cash provided by operating activities	333,805	358,461
Cash flows from investing activities:
Purchases of fixed assets	(164,719)	(215,671)
Proceeds from sale of fixed assets	7,815	885
Purchases of securities	(592)	(4,907)
Proceeds from sale and maturity of securities	558	828
Decrease (increase) in time deposits, net	1,652	(1,511)
Acquisitions of businesses, net of cash acquired	(127)	(8,880)
Other, net	(26)	688

Net cash used in investing activities	(155,439)	(228,568)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	2,100	-
Repayments of long-term debt	(11,095)	(8,678)
Increase in short-term loans, net	5,642	4,913
Transaction with noncontrolling interests	1,376	(1,769)
Dividends paid	(126,938)	(171,487)
Repurchases and reissuance of treasury stock	(50,008)	(50,012)
Other, net	(4,526)	(5,557)

Net cash used in financing activities	(183,449)	(232,590)
Effect of exchange rate changes on cash and cash equivalents	(47)	(5,134)

Net change in cash and cash equivalents	(5,130)	(107,831)
Cash and cash equivalents at beginning of year	412,814	520,645

Cash and cash equivalents at end of year	407,684	412,814

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

6. NOTE FOR GOING CONCERN ASSUMPTION

      Not applicable.

7. SEGMENT INFORMATION

  SEGMENT INFORMATION BY BUSINESS UNIT

Results for the fiscal year	Millions of yen
	Year ended December 31, 2020	Year ended December 31, 2019	Change(%)

Office
Net sales:
External customers	1,437,188	1,749,165	-	17.8
Intersegment	3,024	2,942	+	2.8

Total	1,440,212	1,752,107	-	17.8

Operating cost and expenses	1,358,843	1,587,111	-	14.4

Operating profit	81,369	164,996	-	50.7

Other income (deductions)	5,114	5,439	-	6.0

Income before income taxes	86,483	170,435	-	49.3

Total assets	812,553	878,705	-	7.5
Depreciation and amortization	56,814	59,061	-	3.8
Capital expenditures	46,536	51,680	-	10.0

Imaging System
Net sales:
External customers	711,317	806,425	-	11.8
Intersegment	921	989	-	6.9

Total	712,238	807,414	-	11.8

Operating cost and expenses	640,433	759,247	-	15.6

Operating profit	71,805	48,167	+	49.1

Other income (deductions)	(735)	1,499		-

Income before income taxes	71,070	49,666	+	43.1

Total assets	242,923	313,141	-	22.4
Depreciation and amortization	30,381	35,805	-	15.1
Capital expenditures	19,814	24,016	-	17.5

Medical System
Net sales:
External customers	435,368	437,456	-	0.5
Intersegment	706	1,069	-	34.0

Total	436,074	438,525	-	0.6

Operating cost and expenses	410,830	411,781	-	0.2

Operating profit	25,244	26,744	-	5.6

Other income (deductions)	300	539	-	44.3

Income before income taxes	25,544	27,283	-	6.4

Total assets	286,749	273,525	+	4.8
Depreciation and amortization	11,781	11,760	+	0.2
Capital expenditures	7,244	7,074	+	2.4

Industry and Others
Net sales:
External customers	577,130	598,653	-	3.6
Intersegment	77,683	89,780	-	13.5

Total	654,813	688,433	-	4.9

Operating cost and expenses	641,588	669,041	-	4.1

Operating profit	13,225	19,392	-	31.8

Other income (deductions)	1,090	33		-

Income before income taxes	14,315	19,425	-	26.3

Total assets	446,674	409,587	+	9.1
Depreciation and amortization	40,406	40,732	-	0.8
Capital expenditures	24,079	33,458	-	28.0

Corporate and Eliminations
Net sales:
External customers	(760)	1,600		-
Intersegment	(82,334)	(94,780)		-

Total	(83,094)	(93,180)		-

Operating cost and expenses	(1,998)	(8,301)		-

Operating profit	(81,096)	(84,879)		-

Other income (deductions)	13,964	13,563		-

Income before income taxes	(67,132)	(71,316)		-

Total assets	2,836,715	2,896,960	-	2.1
Depreciation and amortization	88,443	89,969	-	1.7
Capital expenditures	64,054	95,000	-	32.6

Consolidated
Net sales:
External customers	3,160,243	3,593,299	-	12.1
Intersegment	-	-		-

Total	3,160,243	3,593,299	-	12.1

Operating cost and expenses	3,049,696	3,418,879	-	10.8

Operating profit	110,547	174,420	-	36.6

Other income (deductions)	19,733	21,073	-	6.4

Income before income taxes	130,280	195,493	-	33.4

Total assets	4,625,614	4,771,918	-	3.1
Depreciation and amortization	227,825	237,327	-	4.0
Capital expenditures	161,727	211,228	-	23.4

*Based on the realignment of Canon’s internal reporting and management structure, from the beginning of the first quarter of 2020, Canon has reclassified certain businesses from the Industry and Others Business Unit to the Office Business Unit. Operating results for the fiscal year ended December 31, 2019 also have been restated.

*Corporate expenses include certain corporate research and development expenses. Amortization costs of identified intangible assets resulting from the purchase price allocation of Canon Medical Systems Corporation are also included in corporate expenses.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

8. NOTE ON SIGNIFICANT CHANGES IN SHAREHOLDER’S EQUITY

      None.

9. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Recently Issued Accounting Guidance

In June 2016, the Financial Accounting Standards Board issued ASU No. 2016-13, Financial Instruments – Credit Losses – (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires entities to use a current expected credit loss model to measure impairments of certain financial assets. Using this model results in earlier recognition of losses than under the incurred loss approach, which requires waiting to recognize a loss until it is probable of being incurred. Canon adopted the guidance from the quarter beginning January 1, 2020 with the modified retrospective basis through a cumulative effect adjustment directly to retained earnings as of the beginning of the period. The adoption of this guidance did not have a material impact on its consolidated results of operation and financial condition.

CORRECTION OF AN IMMATERIAL ERROR

On December 31, 2020, Canon revised its historical financial statements to accurately reflect vacation accrual adjustments in the appropriate periods. Canon also determined that correcting the aggregate error would be material to the current period although immaterial in the past period. As a result, Canon revised its financial statements for 2019 as follows.

Consolidated balance sheets	(Millions of yen)
	As of December 31, 2019
	As adjusted	As previously reported
Other assets	409,786	406,219
Accrued expenses	336,396	324,891
Retained earnings	3,455,083	3,462,182
Noncontrolling interests	198,484	199,323

Consolidated statements of income	(Millions of yen)
	Year ended December 31, 2019
	As adjusted	As previously reported
Selling, general and administrative expenses	1,137,110	1,136,863
Operating profit	174,420	174,667
Income before income taxes	195,493	195,740
Income taxes	56,146	56,223
Consolidated net income	139,347	139,517
Less: Net income attributable to noncontrolling interests	14,383	14,412
Net income attributable to Canon Inc.	124,964	125,105

Net income attributable to Canon Inc. shareholders per share:
Basic	116.79 yen	116.93 yen
Diluted	116.77 yen	116.91 yen

Consolidated statements of comprehensive income	(Millions of yen)
	Year ended December 31, 2019
	As adjusted	As previously reported
Consolidated net income	139,347	139,517
Less: Comprehensive income attributable to noncontrolling interests	16,353	16,382
Comprehensive income (loss) attributable to Canon Inc.	86,139	86,280

Consolidated statements of cash flows	(Millions of yen)
	Year ended December 31, 2019
	As adjusted	As previously reported
Consolidated net income	139,347	139,517
Increase in accrued expenses	9,738	9,491
Deferred income taxes	(6,523)	(6,446)

Accordingly, the consolidated statement of equity has been revised.

CANON INC. AND SUBSIDIARIES

10. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) NET INCOME ATTRIBUTABLE TO CANON INC. SHAREHOLDERS PER SHARE

Results for the fiscal year	Millions of yen
	Year ended December 31, 2020	Year ended December 31, 2019
Net income attributable to Canon Inc.
-Basic	83,318	124,964
-Diluted	83,315	124,962

	Number of shares
Average common shares outstanding
-Basic	1,049,802,197	1,069,956,767
-Diluted	1,050,031,888	1,070,114,940

	Yen
Net income attributable to
Canon Inc. shareholders per share:
-Basic	79.37	116.79
-Diluted	79.35	116.77

(2) SUBSEQUENT EVENT

On January 19, 2021, Canon borrowed ¥20 billion under its existing overdraft facilities with Mizuho Bank, Ltd. and MUFG Bank, Ltd. for required operating funds. The overdraft facilities bear interest at a rate equal to a base rate plus a spread.

NON-CONSOLIDATED

(Current Titles are Shown in the Parentheses)

Effective Date: March 30, 2021

Directors

(1) Director to be retired

Haruhiko Kato	(Director)

(2) Candidate for new Director to be appointed

Yusuke Kawamura	(Chairman & CEO, Institute of Glocal Policy Research) (Executive Counselor, Japan Securities Dealers Association)

NON-CONSOLIDATED

(Current Titles are Shown in the Parentheses)

Executive Officers

(1) Executive Officer to be retired

      Effective Date: March 31, 2021

Nobutoshi Mizusawa	(Executive Officer, Deputy Chief Executive of Medical Systems and Components Operations)

(2) New Executive Officers to be appointed

      Effective Date: April 1, 2021

Toshiyuki Ishii	(Senior Vice President of Canon (China) Co., Ltd.)

Masahide Kinoshita	(Chief Executive of Peripheral Products Operations)

Shunji Sawa	(Plant Manager of Toride, Digital Printing Business Operations)

(3) Executive Officers to be promoted

      Effective Date: April 1, 2021

Senior Managing Executive Officer	Kenichi Nagasawa	(Managing Executive Officer, Group Executive of Corporate Intellectual Property and Legal Headquarters)

Senior Managing Executive Officer	Eiji Osanai	(Managing Executive Officer, Group Executive of Production Engineering Headquarters)

Senior Managing Executive Officer	Yuichi Ishizuka	(Managing Executive Officer, President & CEO of Canon Europa N.V., President & CEO of Canon Europe Ltd.)

Senior Managing Executive Officer	Takayuki Miyamoto	(Managing Executive Officer, Group Executive of Frontier Business Promotion Headquarters, Chief of Canon EXPO Project)

Senior Managing Executive Officer	Hiroaki Takeishi	(Managing Executive Officer, Chief Executive of Optical Products Operations)

Managing Executive Officer	Yoichi Iwabuchi	(Executive Officer, Group Executive of Information & Communication Systems Headquarters)

Managing Executive Officer	Toshihiko Kusumoto	(Executive Officer, Deputy Chief Executive of Digital Printing Business Operations)